August 18, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    First NBC Bank Holding Company (“Registrant”)
Registration Statement on Form S-4 (File No. 333-204269)

Ladies and Gentlemen:

The Registrant is registering an offer to exchange (“Exchange Offer”) its 5.75% Subordinated Notes due 2025 ($60,000,000 principal amount) issued on February 18, 2015 (“Original Notes”) for an equivalent amount of 5.75% Subordinated Notes due 2025 (“Exchange Notes”) that are being registered under the Securities Act of 1933, as amended, by means of the Registration Statement on Form S-4 referenced above, in reliance on the position of the staff of the Securities and Exchange Commission (“Staff”) set forth in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991) and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.
The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of Registrant’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the exchange notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
The Registrant will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes as a result of the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer).

The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes as a result of the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes.
Yours truly,

FIRST NBC BANK HOLDING COMPANY

By:     /s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Chairman, Chief Executive Officer
and President